Exhibit 4.2

Description of the Registrant’s Securities Registered

Under Section 12 of the Securities Exchange Act of 1934

DESCRIPTION OF COMMON STOCK

The following summary of the material terms of the common stock of Partners Bancorp (“the Company,” “we,” or “our”) does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, each as amended, which are incorporated herein by reference and attached as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For a more complete understanding of our common stock, we encourage you to read carefully our articles of incorporation and bylaws, each as amended, and the applicable provisions of the laws of the State of Maryland.

Under its articles of incorporation, as amended, the Company is authorized to issue 40,000,000 shares of capital stock, par value of $0.01 per share, all of which are initially classified as common stock. No shares of preferred stock are currently issued or outstanding.

Description of the Company’s Common Stock

Dividends. Generally speaking, if declared by the board of directors at any meeting thereof, the Company may pay dividends on its shares in cash, property, or in shares of the capital stock of the Company, unless such dividend is contrary to statute or to a restriction contained in the Company’s articles of incorporation.

The Company’s ability to pay dividends is limited by Federal and state law and regulation. Delaware law places limits on the amount of dividends that the Company’s wholly owned subsidiary, The Bank of Delmarva (“Delmarva”) may pay without prior approval. Under Delaware law, dividends may only be paid out of net profits. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Board of Governors of the Federal Reserve System (the “Federal Reserve”) has the same authority over bank holding companies. As of the date hereof, Delmarva can pay dividends to the Company to the extent of its earnings so long as it maintains required capital ratios. Under Maryland law, the Company may only pay dividends or make other distributions out of the net earnings of the company during the current fiscal year, the preceding fiscal year of the sum of the net earnings for the preceding 8 quarters; and may not make a dividend or distribution if it would be unable to pay its debts as they come due, or its assets would be less than the sum of its liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of any class of shares senior to the common stock.

The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future.

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The Federal Reserve has a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, Delmarva may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. Delmarva currently is not in default under any of its obligations to the FDIC. Refer to above discussion on conditions precedent to resuming the payment of the cash common stock dividend.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended, or BHC Act, generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Under the BHC Act, any existing bank holding company would require the prior approval of the Federal Reserve, before acquiring 5% or more of the voting stock of the Company. In addition, the Change in Bank Control Act of 1978, as amended, or CBC Act, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Transfer Agent. The Transfer Agent for the common stock is Computershare Shareholder Services.

Listing. The Company’s common stock is listed on The NASDAQ Stock Market LLC under the symbol “PTRS.”

Voting Rights. Each outstanding share of common stock, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders, generally speaking. All matters shall be decided by a majority of the votes cast at a meeting at which a quorum is present, generally speaking. In all elections for directors, each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Shareholders are not entitled to cumulative votes in the election of directors.

Pre-Emptive Rights. Holders of the Company’s common stock do not have any preemptive right to subscribe for or purchase any stock or any other securities of the Company other than such, if any, as the board of directors in its sole discretion, may determine and at such price or prices and upon such other terms as the board of directors, in its sole discretion, may fix; and any stock or other securities which the board of directors may determine to offer for subscription may, as the board of directors in its sole discretion shall determine, be offered to the holders of any class, series or type of stock or other securities at the time outstanding to the

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exclusion of the holders of any or all other classes, series or types of stock or other securities at the time outstanding.

Liquidation Rights. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the common stock shall be entitled, after payment or provision for payment of the debts and other liabilities of the Company and the amount to which the holders of any class of stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of the Company shall be entitled, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Company, to share ratably in the remaining net assets of the Company.

Preferred Stock. The Company’s board of directors may, from time to time, by action of a majority, classify or reclassify unissued shares of stock by changing the preferences, conversion or other rights, voting powers, restrictions or limitations as to distributions and dividends, qualifications or terms and conditions of redemption, including as shares of preferred stock, and whether or not there shall be any sinking fund or purchase account’ in respect thereof.

Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock.

The ability to classify or reclassify shares of stock as preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

Selected Provisions of the Company’s Articles of Incorporation and Maryland Law

Consideration of Business Combinations. The Company’s articles of incorporation provide that in connection with the exercise of its business judgment involving any actual or proposed transaction which may involve a change in control of the Company, in determining what is in the best interests of the Company and when making recommendations to the shareholders, it shall give due consideration to all relevant factors, including but not limited to: the economic effect, both immediately and in the long term, upon the shareholders; the social and economic effect on the employees, depositors and customers of, and of others dealing with, the company and its subsidiaries and the communities in which they operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of the company, whether a more favorable price could be obtained for the Company’s stock or securities in the future; the reputation and business practices of the offeror and its management and affiliates; the future value of the Company’s stock; and any antitrust or other legal or regulatory issues. If the board of directors determines that any actual or proposed transaction should be rejected, it may take any action to defeat such transaction, including but not limited to: advising shareholders not to accept the proposal; instituting litigation; filing complaints with governmental and regulatory authorities; acquiring shares of the Company’s stock; selling or otherwise issuing authorized but unissued stock or other securities or granting

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options with respect thereto; acquiring another company to create antitrust or other regulatory issues for the proposed acquirer; or obtaining a more favorable offer from another party.

Amendment of the Articles of Incorporation. In general, the Company’s articles of incorporation may be amended upon the vote of a majority of the outstanding shares of capital stock entitled to vote, except that any amendment changing the size or classified structure of the board of directors shall require the vote of 80% of the votes entitled to be cast.

Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the Maryland General Corporation Law (“MGCL”), as in effect on the date hereof, imposes conditions and restrictions on certain “business combinations” (including, among other transactions, a share exchange, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation’s stock (an “interested shareholder”). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation’s board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation’s outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. The Company’s articles of incorporation and bylaws do not include any provisions imposing any special approval requirements for a transaction with a major shareholder, and they do not opt out from the operation of Section 3-602.

Control Share Acquisition Statute. Under the MGCL’s control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 331/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a share exchange agreement with the corporation or the corporation’s charter or bylaws permit the acquisition of such shares prior to the acquiring person’s acquisition thereof. Unless a corporation’s charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at “fair value” if the voting rights are not approved or if the acquiring person does not deliver a “control share acquisition statement” to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder’s meeting to consider authorizing voting rights for control shares subject to meeting disclosure obligations and payment of costs set out in the statute. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. The Company’s articles of incorporation and bylaws do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.

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Evaluation of Transactions. The Company’s articles of incorporation provide that the board of directors shall, in connection with the exercise of its business judgment involving any actual or prosed transaction which would or may involve a change in control of the Company (whether by purchases of shares of stock or any other securities of the Company in the open market, or otherwise, tender offer, share exchange, consolidation, dissolution, liquidation, sale of all or substantially all of the assets of the Company, proxy solicitation, or otherwise) in determining what is in the best interests of the Company and its shareholders and in making any recommendation to its shareholders, give due consideration to all relevant factors, including but not limited to: the economic effect, both immediate and long term, upon the Company’s shareholders, including shareholders, if any, not to participate in the transaction; the social and economic effect on the employees, depositors and customers of, and others dealing with, the Company and its subsidiaries and on the communities in which the Company and its subsidiaries operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of the Company; whether a more favorable price could be obtained for the Company’s stock or other securities in the future; the reputation and business practices of the offeror and its management and affiliates as they would affect the employees of the Company and its subsidiaries; the future value of the stock or any other securities of the Company; and any antitrust or other legal and regulatory issues that are raised by the proposal. Further, the Company’s articles of incorporation provide that if the board of directors determines that an offer should be rejected, it may take any lawful action to defeat such transaction, including, but not limited to, any or all of the following: advising shareholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of the Company; selling or otherwise issuing authorized but unissued stock or granting options with respect thereto, acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and obtaining a more favorable offer from another individual or entity.

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